

Mail Stop 4720

December 14, 2016

Edward H. Seksay, Esq.
General Counsel
Independent Bank Corp.
2036 Washington Street
Hanover, MA 02339

> **Re: Independent Bank Corp.**
> **Registration Statement on Form S-4**
> **Filed December 9, 2016**
> **File No. 333-214998**

Dear Mr. Seksay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katelyn Donovan, Staff Attorney, at (202) 551-8636, or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services

cc: Michael T. Rave, Esq.
Day Pitney LLP